Exhibit 12 (a)

GENERAL ELECTRIC CAPITAL CORPORATION

AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(In millions)	2002	2001	2000	1999	1998

Net earnings	$5,490	$5,902	$4,289	$4,208	$3,374
Provision for income taxes	960	1,734	1,555	1,553	1,185
Minority interest	95	84	86	68	49
Earnings before income taxes and minority interest	6,545	7,720	5,930	5,829	4,608
Fixed charges:
Interest	9,686	10,261	10,763	9,183	8,772
One-third of rentals	316	324	381	345	289
Total fixed charges	10,002	10,585	11,144	9,528	9,061
Less interest capitalized, net of amortization	(38)	(88)	(121)	(87)	(88)
Earnings before income taxes and minority interest, plus fixed charges	$16,509	$18,217	$16,953	$15,270	$13,581
Ratio of earnings to fixed charges	1.65	1.72	1.52	1.60	1.50